UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2021
Commission File Number 001-14370
COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)
BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)
CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Results for Third Quarter 2021 Production and Volume Sold per Metal

LIMA, Peru--(BUSINESS WIRE)--October 15, 2021--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 3Q21 production and volume sold.

3Q21 Production per Metal and 2021 Guidance
(100% basis)
	1Q21 (Actual)	2Q21 (Actual)	3Q21 (Actual)	9M21 (Actual)	Updated 2021 Guidance (1) (2)

Gold (Oz.)
Orcopampa	5,986	9,130	15,547	30,663	40k - 45k
Tambomayo	15,347	17,964	17,837	51,148	69k - 75k
La Zanja	3,908	4,447	5,967	14,322	18k - 21k
Coimolache	26,133	30,378	29,597	86,107	105k-110k
Yanacocha	62,125	66,563	65,220	193,908	315k (3)
El Brocal	3,067	4,317	5,360	12,745	17k-19k

Silver (Oz.)
Uchucchacua	1,243,916	1,268,082	1,220,393	3,732,391	3.7 M
El Brocal	1,574,305	1,603,208	1,482,163	4,659,676	5.4M - 6.0M
Tambomayo	284,677	432,638	509,836	1,227,151	1.6M - 1.8M
Julcani	648,854	570,248	657,494	1,876,596	2.1M - 2.4M

Lead (MT)
El Brocal	2,140	2,812	2,754	7,707	10.0k - 12.0k
Uchucchacua	1,292	1,715	1,830	4,836	4.8K
Tambomayo	1,504	2,767	1,978	6,249	7.7k - 8.2k

Zinc (MT)
El Brocal	10,207	8,612	8,930	27,748	36.0k - 38.0k
Uchucchacua	1,246	3,029	1,928	6,203	6.2K
Tambomayo	1,821	3,671	3,397	8,888	10.5k - 12.0k

Copper (MT)
El Brocal	7,965	10,494	9,146	27,606	37.0k - 42.0k

1. Above 2021 projections are considered forward-looking statements and represent management’s good faith estimates or expectations of future production results as of September 2021.

2. Updated guidance could potentially be adversely impacted by further COVID-19 effects.

3. As announced by Newmont on February 18, 2021.

Additional Comments
  Tambomayo:

  3Q21 gold production was in line with expectations. 2021 gold guidance remains unchanged.

  The Company has increased its full year 2021 silver, lead and zinc production guidance.
  Orcopampa:

  3Q21 successful ramp-up with gold production in line with expectations. 2021 guidance remains unchanged.
  Coimolache:

  3Q21 gold production in line with expectations. The Company has increased it’s 2021 gold production guidance for Coimolache.
  La Zanja:

  3Q21 gold production exceeded expectations. The Company has increased its 2021 gold production guidance for La Zanja.
  Julcani:

  3Q21 silver production was in line with expectations. 2021 guidance remains unchanged.
  El Brocal:

  3Q21 production was in line with expectations. The Company has decreased its 2021 Gold and Zinc guidance slightly due to decreased processing plant recovery.
  Uchucchacua:

  3Q21 silver, lead and zinc production below expectations with decreased production due to suspended operations resulting from an illegal road blockade by members of the local community which began on September 13, 2021.

  Decreased 2021 silver production will be partially offset for the remainder of the year by increased production by other mining units.

3Q21 Payable Volume Sold
3Q21 Volume sold per Metal (100% basis)

	1Q21 (Actual)	2Q21 (Actual)	3Q21 (Actual)	9M21 (Actual)

Gold (Oz.)
Orcopampa	5,698	9,618	15,646	30,962
Tambomayo	14,631	16,652	15,943	47,225
La Zanja	3,897	4,455	5,169	13,521
Coimolache	28,094	29,815	30,893	88,802
El Brocal	1,951	2,805	3,806	8,562

Silver (Oz.)
Uchucchacua	1,029,816	1,226,055	1,107,282	3,363,154
El Brocal	1,244,168	1,325,553	1,235,143	3,804,864
Tambomayo	257,290	380,029	445,525	1,082,844
Julcani	614,164	547,606	606,737	1,768,507

Lead (MT)
El Brocal	2,239	2,597	2,461	7,297
Uchucchacua	1,014	1,450	1,562	4,025
Tambomayo	1,440	2,575	1,813	5,827
Julcani	113	91	83	286

Zinc (MT)
El Brocal	8,491	7,117	7,367	22,975
Uchucchacua	914	2,309	1,444	4,667
Tambomayo	1,401	3,049	2,304	6,754

Copper (MT)
El Brocal	7,536	9,948	8,677	26,161

Realized Metal Prices*

	1Q21 (Actual)	2Q21 (Actual)	3Q21 (Actual)	9M21 (Actual)
Gold (Oz)	1,726	1,815	1,764	1,771
Silver (Oz)	26.98	27.06	23.94	25.98
Lead (MT)	2,129	2,192	2,412	2,249
Zinc (MT)	3,220	3,010	3,048	3,088
Copper (MT)	8,994	10,033	9,488	9,553

*Buenaventura consolidated figures.

Appendix
1. 3Q21 Production per Metal

	1Q21 (Actual)	2Q21 (Actual)	3Q21 (Actual)	9M21 (Actual)

Gold (Oz.)
Julcani	13	48	85	146

Silver (Oz.)
Orcopampa	1,043	1,781	4,716	7,539
La Zanja	27,042	20,519	24,011	71,573
Coimolache	200,993	166,327	159,072	526,393
Yanacocha	187,057	33,338	-1,483	218,912

Lead (MT)
Julcani	146	123	114	383

2. 3Q21 Volume Sold per Metal

	1Q21 (Actual)	2Q21 (Actual)	3Q21 (Actual)	9M21 (Actual)

Gold (Oz.)
Julcani	10	46	64	119

Silver (Oz.)
Orcopampa	1,878	1,518	4,709	8,105
La Zanja	28,964	24,710	26,683	80,356
Coimolache	215,648	178,729	169,499	563,876

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation & Sumitomo Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc., Sumitomo Corporation & Sumitomo Metals).

For a printed version of the Company’s 2018 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site. (*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts

Contacts in Lima:
Daniel Dominguez, Chief Financial Officer
(511) 419 2540

Gabriel Salas, Head of Investor Relations
(511) 419 2591 / gabriel.salas@buenaventura.pe

Company Website: www.buenaventura.com.pe/ir

Contacts in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: October 15, 2021